UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2023
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rue 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2023

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2023

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: July 26, 2023

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2023 SECOND QUARTER REPORT

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Management’s Discussion and Analysis
For the three and six months ended June 30, 2023
July 26, 2023
The following Management’s Discussion and Analysis ("MD&A") is as of July 26, 2023, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2023, the audited consolidated financial statements and notes that follow for the year ended December 31, 2022, and our annual MD&A for the year ended December 31, 2022.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined gross profit", "combined gross profit margin", "equity method investment backlog", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit margin", "growth capital", "growth spending", "invested capital", "margin", "net debt", "senior debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", "total debt", and "total net working capital (excluding cash)". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis June 30, 2023	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 2 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	June 30,
	2023	2022	Change
Revenue	$193,573	$168,028	$25,545
Total combined revenue(i)	276,953	227,954	48,999

Gross profit	21,531	12,440	9,091
Gross profit margin(i)	11.1%	7.4%	3.8%

Combined gross profit(i)	36,194	21,839	14,355
Combined gross profit margin(i)(ii)	13.1%	9.6%	3.5%

Operating income	10,270	6,301	3,969

Adjusted EBITDA(i)(iii)	51,833	41,649	10,184
Adjusted EBITDA margin(i)(iii)	18.7%	18.3%	0.5%

Net income	12,262	7,514	4,748
Adjusted net earnings(i)	12,489	4,717	7,772

Cash provided by operating activities	40,185	35,485	4,700
Cash provided by operating activities prior to change in working capital(i)	27,145	33,373	(6,228)

Free cash flow(i)	(4,282)	10,393	(14,675)

Purchase of PPE	38,419	27,121	11,298
Sustaining capital additions(i)	38,311	22,341	15,970
Growth capital additions(i)	2,748	—	2,748

Basic net income per share	$0.46	$0.27	$0.19
Adjusted EPS(i)	$0.47	$0.17	$0.30
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $193.6 million represented a $25.5 million (or 15%) increase from Q2 2022. Revenue across all major sites in the oil sands region has continued to see year-over-year revenue growth with our heavy equipment fleet at Fort Hills driving the largest increase as the site continues to ramp up. Equipment utilization of 61% benefited from the strong momentum heading into the quarter, a quick spring break up in April, and continued steady demand for heavy equipment but was significantly impacted in June by unusually wet weather as well as a required fleet remobilization in the oil sands region. Maintenance headcount levels have remained consistent which continues to lower equipment repair backlog and increase mechanical availability. The purchase of ML Northern Services Ltd.'s ("ML Northern") fuel and lube fleet, which occurred on October 1, 2022, and DGI Trading had modest impacts on revenue increases with services and sales provided to external customers. Lastly, another ultra-class haul truck was rebuilt, commissioned and sold to the Mikisew North American Limited Partnership ("MNALP"), bringing its haul truck fleet to sixteen.
Combined revenue of $277.0 million represented a $49.0 million (or 21%) increase from Q2 2022. Our share of revenue generated in Q2 2023 by joint ventures and affiliates was $83.4 million compared to $59.9 million in Q2 2022 (an increase of 39%). Consistent with the prior year, top-line performance was driven by the Nuna Group of Companies ("Nuna"), as they continued their project execution at the gold mine in Northern Ontario. The other drivers of the revenue increases were the joint ventures dedicated to the Fargo-Moorhead flood diversion project, which posted solid top-line revenue as the project ramps up, and the aforementioned expanding revenue capacity from rebuilt ultra-class and 240-ton haul trucks directly owned by MNALP.
Adjusted EBITDA of $51.8 million represented an increase of $10.2 million (or 24%) from the Q2 2022 result of $41.6 million, consistent with increases in combined revenue. The adjusted EBITDA margin of 18.7% reflected normal impacts typically incurred in the second quarter during the transition from winter to spring at the mine sites, particularly in Fort McMurray. In addition, the difficult wet conditions in June had a significant impact on margin as low equipment utilization of less than 50% in the month resulted in fixed costs both at the operational sites and corporate facilities becoming a factor in impacting the overall EBITDA margins.

Management's Discussion and Analysis June 30, 2023	M-2	North American Construction Group Ltd.

Depreciation of our equipment fleet was 12.6% of revenue in the quarter, compared to 15.7% in Q2 2022, benefiting from efficient and productive use of the equipment fleet. Our internal maintenance programs continue to produce low-cost and longer life components which is impacting depreciation rates. In addition to these factors, our lower capital intensive services continue to have noticeable impacts on the depreciation percentage when comparing to previous benchmarks.
General and administrative expenses (excluding stock-based compensation) were $7.2 million, or 3.7% of revenue, compared to $6.9 million, or 4.1% of revenue in Q2 2022. Consistent costs were incurred as increases from ML Northern and cost items impacted by inflation were mostly offset by cost discipline in discretionary areas and incremental G&A recoveries from our joint ventures.
Cash related interest expense (See "Non-GAAP Financial Measures") for the quarter was $7.2 million at an average cost of debt of 6.9%, compared to 5.2% in Q2 2022, as rate increases posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $7.5 million in the quarter, compared to $5.6 million in Q2 2022.
Adjusted EPS of $0.47 on adjusted net earnings of $12.5 million is up 176% from the prior year figure of $0.17 and is consistent with adjusted EBIT performance as tax and interest tracked fairly consistently with the prior year. Weighted-average common shares levels for the second quarters of 2023 and 2022 reflected a decrease at 26,409,357 and 27,968,510, respectively, net of shares classified as treasury shares, due to the share purchases and cancellations which occurred in the third quarter of 2022.
Free cash flow was a use of cash of $4.3 million and was primarily the result of adjusted EBITDA of $51.8 million, as detailed above, offset by sustaining capital additions ($38.3 million) and cash interest paid ($8.4 million). Free cash flow was also impacted by the cash settlement of certain deferred share units ($7.3 million). As stated in the previous disclosures regarding our annual capital spending, our program is front-loaded in the year and the first half spending is considered typical and consistent with the annual sustaining capital range provided.
SIGNIFICANT BUSINESS EVENTS
As announced, and more particularly described, in our July 26, 2023 press release (the "Transaction Press Release"), which is incorporated by reference here in, we signed a definitive share purchase agreement to acquire MacKellar Group, Australia’s largest privately owned mining equipment and services provider, for estimated consideration of $395 million (the "Transaction"). The Transaction is expected to close in the fourth quarter of 2023. Upon the filing of the material change report in respect of the Transaction, such material change report will also be incorporated by reference herein.

Management's Discussion and Analysis June 30, 2023	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended June 30, 2023, results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2023	2022	2023	2022
Revenue	$193,573	$168,028	$436,178	$344,739
Cost of sales(i)	147,690	129,248	312,991	253,316
Depreciation	24,352	26,340	60,737	57,032
Gross profit	$21,531	$12,440	$62,450	$34,391
Gross profit margin(i)	11.1%	7.4%	14.3%	10.0%
General and administrative expenses (excluding stock-based compensation)	7,170	6,895	15,412	11,850
Stock-based compensation expense (benefit)	4,804	(1,843)	10,741	(566)
Operating income	10,270	6,301	35,797	21,943
Interest expense, net	7,511	5,565	14,822	10,247
Net income	12,262	7,514	34,108	21,071

Adjusted EBITDA(ii)	51,833	41,649	136,456	99,389
Adjusted EBITDA margin(ii)(iii)	18.7%	18.3%	22.8%	21.4%

Per share information
Basic net income per share	$0.46	$0.27	$1.29	$0.75
Diluted net income per share	$0.42	$0.25	$1.12	$0.69
Adjusted EPS(ii)	$0.47	$0.17	$1.43	$0.69
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Revenue from wholly-owned entities per financial statements	$193,573	$168,028	$436,178	$344,739
Share of revenue from investments in affiliates and joint ventures	158,485	125,774	347,970	251,204
Elimination of joint venture subcontract revenue	(75,105)	(65,848)	(186,578)	(131,403)
Total combined revenue(i)	$276,953	$227,954	$597,570	$464,540

(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Gross profit from wholly-owned entities per financial statements	$21,531	$12,440	$62,450	$34,391
Share of gross profit from investments in affiliates and joint ventures	14,663	9,399	29,482	19,956
Combined gross profit(i)	$36,194	$21,839	$91,932	$54,347
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2023	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

		Three months ended		Six months ended
		June 30,		June 30,
(dollars in thousands)		2023	2022	2023	2022
Net income		$12,262	$7,514	$34,108	$21,071
Adjustments:
(Gain) loss on disposal of property, plant and equipment		(713)	1,087	500	1,164
Stock-based compensation expense (benefit)		4,804	(1,843)	10,741	(566)
Loss on equity investment customer bankruptcy claim settlement		759	—	759	—
Net realized and unrealized gain on derivative financial instruments		(1,852)	—	(4,361)	—
Equity investment net realized and unrealized gain on derivative financial instruments		(1,655)	(2,215)	(1,221)	(2,215)
Tax effect of the above items		(1,116)	174	(2,760)	(138)
Adjusted net earnings(i)	0	12,489	4,717	37,766	19,316
Adjustments:
Tax effect of the above items		1,116	(174)	2,760	138
Interest expense, net		7,511	5,565	14,822	10,247
Income tax expense		1,757	1,557	10,159	5,201
Equity earnings in affiliates and joint ventures		(9,408)	(8,335)	(18,931)	(14,576)
Equity investment EBIT(i)		9,605	9,421	19,569	17,109
Adjusted EBIT(i)		23,070	12,751	66,145	37,435
Adjustments:
Depreciation and amortization		24,664	26,572	61,355	57,459
Equity investment depreciation and amortization(i)		4,099	2,326	8,956	4,495
Adjusted EBITDA(i)		$51,833	$41,649	$136,456	$99,389
Adjusted EBITDA margin(i)(ii)		18.7%	18.3%	22.8%	21.4%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Equity earnings in affiliates and joint ventures	$9,408	$8,335	$18,931	$14,576
Adjustments:
Interest (income) expense, net	(530)	555	(173)	1,312
Income tax expense	722	480	846	1,170
Loss (gain) on disposal of property, plant and equipment	5	51	(35)	51
Equity investment EBIT(i)	$9,605	$9,421	$19,569	$17,109
Depreciation	$3,919	$2,150	$8,596	$4,143
Amortization of intangible assets	180	176	360	352
Equity investment depreciation and amortization(i)	$4,099	$2,326	$8,956	$4,495
(i)See "Non-GAAP Financial Measures".
Analysis of three and six months ended June 30, 2023, results
Revenue
A breakdown of revenue by source is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Operations support services	$174,507	$144,720	$403,964	$317,121
Equipment and component sales	14,306	20,267	23,665	24,577
Construction services	4,760	3,041	8,549	3,041
	$193,573	$168,028	$436,178	$344,739

Management's Discussion and Analysis June 30, 2023	M-5	North American Construction Group Ltd.

For the three months ended June 30, 2023, revenue was $193.6 million, up from $168.0 million in the same period last year. Revenue across all major oilsands sites has continued to see year-over-year growth with our heavy equipment fleet at Fort Hills driving the largest increase as the site continues to ramp up. Activity was negatively impacted by heavy rainfall in June, however utilization has increased to 61%, up from 59% in the same period last year, as a result of consistent maintenance headcounts resulting in lower maintenance department repair backlog and increasing mechanical availability. The purchase of ML Northern's fuel and lube fleet, which occurred on October 1, 2022, and DGI Trading had modest impacts on revenue with services and sales provided to external customers. Lastly, another ultra-class haul truck was rebuilt for MNALP and commissioned prior to the end of the quarter.
For the six months ended June 30, 2023, revenue was $436.2 million, up from $344.7 million in the same period last year. This increase of 27% reflects the same Q2 factors mentioned above and the strong Q1 performance resulting from high utilization. Q1 2022 was also heavily impacted by shortages in heavy equipment technicians and general workforce availability caused by high case counts of the COVID-19 Omicron variant, while Q1 2023 was not impacted by these factors to the same extent.
Gross profit
A breakdown of cost of sales is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Salaries, wages, & benefits	$69,682	$53,806	$137,706	$113,496
Repair parts & consumable supplies	43,183	28,978	92,668	53,543
Subcontractor services	17,762	19,835	50,372	38,331
Equipment & component sales	10,914	18,200	17,643	23,593
Third-party rentals	3,170	3,765	6,867	11,840
Fuel	1,140	3,101	3,785	9,158
Other	1,839	1,563	3,950	3,355
	$147,690	$129,248	$312,991	$253,316
For the three months ended June 30, 2023, gross profit was $21.5 million with a 11.1% gross profit margin, up from a gross profit of $12.4 million and gross profit margin of 7.4% in the same period last year. The increase in gross profit is the result of continued improvements to equipment availability in the heavy equipment fleet impacting gross profit and gross margin at all major oilsands sites. In addition to the improved availability, operations at Fort Hills have increased, driven by the expansion of NACG's footprint at that site, resulting in greater efficiencies and improved margin. ML Northern's fuel and lube fleet, purchased on October 1, 2022, and DGI Trading also had a modest impact on revenue with services and sales provided to external customers. For the three months ended June 30, 2023, cost of sales were $147.7 million, up from cost of sales of $129.2 million in the same period last year. When comparing the current quarter to Q2 2022 costs, cost escalations to repair parts and subcontractor labour in the Fort McMurray region were the primary drivers in addition to the overall activity increase.
For the six months ended June 30, 2023, gross profit was $62.5 million, and a 14.3% gross profit margin, up from $34.4 million, and a 10.0% gross profit margin, in the same period last year. For the six months ended June 30, 2023, cost of sales were $313.0 million up from cost of sales of $253.3 million in the same period last year. The gross profit margin was impacted by the Q2 factors discussed above. Gross margin was further impacted in the prior year by workforce availability issues in January due to high COVID-19 Omicron cases and the significant impact of cost inflation and skilled labour shortages in Q2 2022.
For the three months ended June 30, 2023, depreciation was $24.4 million, or 12.6% of revenue, down from $26.3 million, or 15.7% of revenue, in the same period last year. The decreased depreciation percentage in the current quarter is related to the increase of non-equipment related revenue.
For the six months ended June 30, 2023, depreciation was $60.7 million, or 13.9% of revenue, up from $57.0 million, or 16.5% of revenue, in the same period last year. The increase in depreciation for the six months ended June 30, 2023, is driven by an increase to mechanical availability that increased operating hours compared to the prior year. The decrease in depreciation percentage in the current period is largely related to our increase in non-equipment related revenue.

Management's Discussion and Analysis June 30, 2023	M-6	North American Construction Group Ltd.

Operating income
For the three months ended June 30, 2023, we recorded operating income of $10.3 million, an increase of $4.0 million from the $6.3 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $7.2 million (or 3.7% of revenue) for the quarter, higher than the $6.9 million (or 4.1% of revenue) in the prior year. The rise can be attributed to our recent acquisition of ML Northern and increased activity levels. Despite the increase in expenses, our focus on operational efficiency has resulted in a decrease in general and administrative expenses as a percentage of revenue. Stock-based compensation expense increased by $6.6 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the six months ended June 30, 2023, we recorded operating income of $35.8 million, an increase of $13.9 million from the $21.9 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $15.4 million (or 3.5% of revenue) compared to the $11.9 million (or 3.4% of revenue) for the six months ended June 30, 2022. The increased costs reflect the inclusion of ML Northern and increased activity levels. We maintained consistent general and administrative costs as compared to revenue during the six months ended June 30, 2023, compared to the same period last year. Stock-based compensation expense increased by $11.3 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Interest expense
Credit Facility	$3,752	$1,753	$6,410	$3,182
Convertible debentures	1,727	1,710	3,419	3,402
Interest on customer supply chain financing	920	282	2,150	510
Equipment financing(i)	819	890	1,625	1,781
Mortgage	163	252	493	506
Amortization of deferred financing costs	292	269	581	550
Interest expense	$7,673	$5,156	$14,678	$9,931
Other interest (income) expense, net	(162)	409	144	316
Total interest expense, net	$7,511	$5,565	$14,822	$10,247
Equity earnings in affiliates and joint ventures	$(9,408)	$(8,335)	$(18,931)	$(14,576)
Net unrealized (gain) loss on derivative financial instruments	(1,852)	—	(4,361)	—
Income tax expense	1,757	1,557	10,159	5,201
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense was $7.5 million during the three months ended June 30, 2023, an increase from the $5.6 million recorded in the prior year. During the six months ended June 30, 2023, total interest expense was $14.8 million, an increase from the $10.2 million recorded in the prior year. The increased interest expense is related to interest rate increases on our Credit Facility.
Cash related interest expense for the three months ended June 30, 2023, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $7.2 million and represents an average cost of debt of 6.9% when factoring in the Credit Facility balances during the quarter (compared to 5.2% for the three months ended June 30, 2022). Cash related interest expense for the six months ended June 30, 2023, (excluding amortization of deferred financing cost of $0.6 million) was $14.2 million and represents an average cost of debt of 6.8% (compared to 4.8% for the six months ended June 30, 2022).
For the three and six months ended June 30, 2023, we recognized an unrealized gain of $1.9 million and $4.4 million, respectively, on a swap agreement (2022 - $nil) based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The TSX closing price of the shares as at June 30, 2023, was $25.35 (December 31, 2022 - $18.08).

Management's Discussion and Analysis June 30, 2023	M-7	North American Construction Group Ltd.

We recorded income tax expense of $1.8 million and $10.2 million for the three and six months ended June 30, 2023, respectively. The increase in tax expense is in line with the increase in income before taxes.
Equity earnings in affiliates and joint ventures
Equity earnings in affiliates and joint ventures was generated by the Nuna Group of Companies and the other joint ventures accounted for using the equity method. Earnings of $9.4 million for the three months ended June 30, 2023, are up from $8.3 million in the same period last year. Continued investment by MNALP in excavators and ultra-class haul trucks has expanded the fleet size, driving higher profits over the same period in 2022. Production at the Fargo-Moorhead flood diversion project has ramped up significantly over the same period in 2022 as the project has entered full operation. Nuna has experienced a reduction in net income over the same period in 2022, driven primarily by a one-time write down of receivables directly related to a customer bankruptcy. This is considered to be non-routine in nature and not representative of the credit risk faced by the Company or any of its equity investees and has been normalized for the purpose of calculating adjusted net earnings.

Three months ended June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$50,032	$91,204	$15,265	$1,984	$158,485
Gross profit	6,648	3,517	4,201	297	14,663
Income before taxes	2,280	2,769	4,089	958	10,096
Net income	$1,635	$2,769	$4,046	$958	$9,408

Three months ended June 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$50,402	$66,230	$6,380	$2,762	$125,774
Gross profit	6,727	1,590	595	487	9,399
Income before taxes	4,350	1,369	2,781	315	8,815
Net income	$3,870	$1,369	$2,781	$315	$8,335

Six months ended June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$106,609	$209,399	$28,565	$3,397	$347,970
Gross profit	13,695	7,467	8,010	310	29,482
Income before taxes	7,452	5,887	5,539	900	19,778
Net income	$6,683	$5,887	$5,461	$900	$18,931

Six months ended June 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$92,969	$132,633	$20,423	$5,179	$251,204
Gross profit	14,016	3,192	1,801	947	19,956
Income before taxes	9,667	2,779	2,679	621	15,746
Net income	$8,497	$2,779	$2,679	$621	$14,576
Net income and comprehensive income
For the three months ended June 30, 2023, we recorded $11.8 million of net income and comprehensive income available to shareholders (basic net income per share of $0.46 and diluted net income per share of $0.42), compared to $7.5 million net income and comprehensive income available to shareholders (basic net income per share of $0.27 and diluted net income per share of $0.25) recorded for the same period last year.
For the six months ended June 30, 2023, we recorded $33.7 million net income and comprehensive income available to shareholders (basic net income per share of $1.29 and diluted net income per share of $1.12), compared to $21.1 million net income and comprehensive income available to shareholders (basic net income per share of $0.75 and diluted net income per share of $0.69) for the same period last year.

Management's Discussion and Analysis June 30, 2023	M-8	North American Construction Group Ltd.

Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Net income	$12,262	$7,514	$34,108	$21,071
Interest from convertible debentures (after tax)	1,462	—	2,955	2,919
Diluted net income available to common shareholders	$13,724	$7,514	$37,063	$23,990

Adjusted net earnings(i)	$12,489	$4,717	$37,766	$19,316

Weighted-average number of common shares	26,409,357	27,968,510	26,412,164	28,196,369
Weighted-average number of diluted common shares	33,007,609	29,542,690	33,007,609	34,882,824

Basic net income per share	$0.46	$0.27	$1.29	$0.75
Diluted net income per share	$0.42	$0.25	$1.12	$0.69
Adjusted EPS(i)	$0.47	$0.17	$1.43	$0.69
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Revenue	$193.6	$242.6	$233.4	$191.4	$168.0	$176.7	$181.0	$166.0
Gross profit	21.5	40.9	42.6	24.6	12.4	22.0	23.1	21.7
Adjusted EBITDA(i)	51.8	84.6	85.9	60.1	41.6	57.7	56.3	47.5
Net income and comprehensive income	11.8	21.9	26.1	20.6	7.5	13.5	15.3	14.0
Basic net income per share(ii)	$0.46	$0.83	$0.99	$0.75	$0.27	$0.48	$0.54	$0.49
Diluted net income per share(ii)	$0.42	$0.71	$0.84	$0.65	$0.25	$0.43	$0.48	$0.44
Adjusted EPS(i)(ii)	$0.47	$0.96	$1.10	$0.65	$0.17	$0.51	$0.59	$0.50

Cash dividend per share(iii)	$0.10	$0.10	$0.08	$0.08	$0.08	$0.08	$0.04	$0.04
(i)See "Non-GAAP Financial Measures".
(ii)Basic net income, diluted net income, and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2022.

Management's Discussion and Analysis June 30, 2023	M-9	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	June 30, 2023	December 31, 2022	Change
Cash	$21,749	$69,144	$(47,395)
Working capital assets
Accounts receivable	$78,916	$83,811	$(4,895)
Contract assets	10,688	15,802	(5,114)
Inventories	56,169	49,898	6,271
Prepaid expenses and deposits	9,526	10,587	(1,061)
Working capital liabilities
Accounts payable	(80,946)	(102,549)	21,603
Accrued liabilities	(23,234)	(43,784)	20,550
Contract liabilities	—	(1,411)	1,411
Total net working capital (excluding cash)(i)	$51,119	$12,354	$38,765

Property, plant and equipment	683,822	645,810	38,012
Total assets	971,317	979,513	(8,196)

Credit Facility(ii)	170,000	180,000	(10,000)
Equipment financing(ii)(iii)	87,421	85,931	1,490
Senior debt(i)	$257,421	$265,931	$(8,510)
Convertible debentures(ii)	129,750	129,750	—
Mortgage(ii)	28,833	29,231	(398)
Total debt(i)	$416,004	$424,912	$(8,908)
Cash	(21,749)	(69,144)	47,395
Net debt(i)	$394,255	$355,768	$38,487
Total shareholders' equity	336,623	305,919	30,704
Invested capital(i)	$730,878	$661,687	$69,191
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
As at June 30, 2023, we had $21.7 million in cash and $98.7 million of unused borrowing availability on the Credit Facility for a total liquidity of $120.4 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at June 30, 2023, our total capital liquidity was $159.4 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	June 30, 2023	December 31, 2022
Credit Facility limit	$300,000	$300,000
Finance lease borrowing limit	175,000	175,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(257,421)	(265,931)
Letters of credit	(31,348)	(32,030)
Joint venture guarantees	(68,615)	(53,744)
Cash	21,749	69,144
Total capital liquidity(i)	$159,365	$212,439
(i)See "Non-GAAP Financial Measures".
As at June 30, 2023, we had $4.4 million in trade receivables that were more than 30 days past due, compared to $1.4 million as at December 31, 2022. As at June 30, 2023, and December 31, 2022, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at June 30, 2023, holdbacks totaled $0.2 million, down from $0.4 million as at December 31, 2022.

Management's Discussion and Analysis June 30, 2023	M-10	North American Construction Group Ltd.

Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Purchase of PPE	$38,419	$27,121	$74,915	$52,386
Additions to intangibles	—	1,043	2	2,616
Gross capital expenditures	$38,419	$28,164	$74,917	$55,002
Proceeds from sale of PPE	(1,842)	(1,527)	(3,040)	(2,045)
Change in capital inventory and capital work in progress(i)	(3,497)	(4,296)	(8,626)	(5,072)
Capital expenditures, net(i)	$33,080	$22,341	$63,251	$47,885
Finance lease additions	7,979	—	24,999	8,695
Capital additions(i)	$41,059	$22,341	$88,250	$56,580
(i)See "Non-GAAP Financial Measures".

Sustaining and growth additions	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Sustaining	$30,332	$22,341	$60,503	$47,885
Growth	2,748	—	2,748	—
Capital expenditures, net(i)	$33,080	$22,341	$63,251	$47,885
Sustaining	7,979	—	24,999	8,695
Growth	—	—	—	—
Finance lease additions	$7,979	$—	$24,999	$8,695
Sustaining	38,311	22,341	85,502	56,580
Growth	2,748	—	2,748	—
Capital additions(i)	$41,059	$22,341	$88,250	$56,580
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2023, are $41.1 million ($22.3 million in the prior year) and for the six months ended June 30, 2023, are $88.3 million ($56.6 million in the prior year). The current quarter spend was comprised mainly of sustaining capital additions. The majority of our sustaining capital additions were incurred on routine maintenance of the existing fleet as well as smaller heavy equipment for the summer construction season. The growth capital spending relates to the purchase of fuel and lube trucks. The current year also includes the purchase of equipment upon the wind up of the Dene North Site Services ("DNSS") partnership, totaling $2.6 million.
We finance a portion of our heavy construction fleet through finance leases. For the six months ended June 30, 2023, sustaining capital additions financed through finance leases was $25.0 million ($8.7 million for the same period in 2022). Our equipment fleet is currently split among owned (65%), finance leased (32%) and rented equipment (3%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Nuna	$1,429	$2,611	$1,205	$7,479
MNALP	2,778	11,194	7,797	11,193
Fargo	5,056	162	7,798	652
Other	(80)	861	(1,351)	1,780
Share of affiliate and joint venture capital additions(i)	$9,183	$14,828	$15,449	$21,104
Capital additions within the Nuna joint ventures are considered to be sustaining in nature while the capital additions made by the MNALP and Fargo joint ventures were growth in nature, given they represent initial investments.

Management's Discussion and Analysis June 30, 2023	M-11	North American Construction Group Ltd.

For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2022.
Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$40,185	$35,485	$72,009	$59,670
Cash used in investing activities	(39,236)	(25,092)	(80,153)	(51,903)
Cash provided by (used in) financing activities	5,558	(18,823)	(38,889)	(12,667)
Increase (decrease) in cash	$6,507	$(8,430)	$(47,033)	$(4,900)
Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities prior to change in working capital(i)	$27,145	$33,373	$92,980	$78,227
Net changes in non-cash working capital	13,040	2,112	(20,971)	(18,557)
Cash provided by operating activities	$40,185	$35,485	$72,009	$59,670

(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended June 30, 2023, was $40.2 million, compared to cash provided by operating activities of $35.5 million for the three months ended June 30, 2022. The increase in cash flow in the current period is largely a result of increased net income in the quarter and changes in working capital, offset by a cash settlement of deferred share units. Cash provided by operating activities for the six months ended June 30, 2023, was $72.0 million, compared to cash provided by operating activities of $59.7 million for the six months ended June 30, 2022.
Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Accounts receivable	$13,389	$(9,455)	$4,895	$1,627
Contract assets	(949)	796	5,114	(147)
Inventories	(2,905)	6,627	(6,271)	(2,858)
Contract costs	—	877	—	1,530
Prepaid expenses and deposits	994	192	1,998	2,642
Accounts payable	5,569	8,580	(8,103)	(2,606)
Accrued liabilities	(3,054)	(4,376)	(17,193)	(15,915)
Contract liabilities	(4)	(1,129)	(1,411)	(2,830)
	$13,040	$2,112	$(20,971)	$(18,557)
Investing activities
Cash used in investing activities for the three months ended June 30, 2023, was $39.2 million, compared to cash used in investing activities of $25.1 million for the three months ended June 30, 2022. Current period investing activities largely relate to $38.4 million for the purchase of property, plant and equipment, partially offset by $1.8 million cash received on disposal of property, plant and equipment. Prior year investing activities included $27.1 million for the purchase of property, plant and equipment, partially offset by $1.5 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the six months ended June 30, 2023, was $80.2 million, compared to cash used in investing activities of $51.9 million for the six months ended June 30, 2022. Current year to date investing activities largely relate to $74.9 million for the purchase of property, plant and equipment, partially offset by $3.0 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $52.4

Management's Discussion and Analysis June 30, 2023	M-12	North American Construction Group Ltd.

million for the purchase of property, plant and equipment, offset by $2.0 million in proceeds from the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended June 30, 2023, was $5.6 million, which included $40.0 million in proceeds from long-term debt offset by $31.7 million of long-term debt repayments, and dividend payments of $2.6 million. Cash used in financing activities during the three months ended June 30, 2022, was $18.8 million, which included proceeds from long-term debt of $23.4 million, offset by $22.4 million of long-term debt repayments, $17.4 million expended on the share purchase program, and dividend payments of $2.3 million.
Cash used in financing activities during the six months ended June 30, 2023, was $38.9 million, which included $40.0 million in proceeds from long-term debt offset by $73.9 million of long-term debt repayments, and dividend payments of $4.7 million. Cash used in financing activities during the six months ended June 30, 2022, was $12.7 million, which included $43.4 million in proceeds from long-term debt offset by $34.2 million of long-term debt repayments, $18.3 million expended on the share purchase program, and dividend payments of $3.4 million.
Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2023	2022	2023	2022
Cash provided by operating activities	$40,185	$35,485	$72,009	$59,670
Cash used in investing activities	(39,236)	(25,092)	(80,153)	(51,903)
Capital additions financed by leases	(7,979)	—	(24,999)	(8,695)
Add back:
Growth capital additions(i)	2,748	—	2,748	—
Free cash flow(i)	$(4,282)	$10,393	$(30,395)	$(928)
(i)See "Non-GAAP Financial Measures".
Free cash flow was a use of cash of $4.3 million in the quarter. Adjusted EBITDA generated $51.8 million, mentioned above, and when factoring in sustaining capital additions $38.3 million and cash interest paid $8.4 million, positive cash of $5.1 million was generated by the overall business in the quarter.
Free cash flow for the six months ended June 30, 2023, was a use of $30.4 million. Adjusted EBITDA generated $136.5 million, offset by sustaining capital additions of $85.5 million and cash interest paid of $15.3 million, positive cash of $35.7 million was generated in the year.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2023, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2023, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2023	2024	2025	2026	2027 and thereafter
Credit Facility	$198,138	$6,230	$12,393	$179,515	$—	$—
Convertible debentures	157,842	3,431	6,861	6,861	59,789	80,900
Equipment financing(i)	92,765	24,499	39,491	12,570	10,167	6,038
Mortgage	41,914	892	1,783	1,783	1,783	35,673
Operating leases(ii)	15,614	560	1,013	1,723	1,579	10,739
Non-lease components of lease commitments(iii)	25	(14)	(28)	7	7	53
Supplier contracts	7,840	7,840	—	—	—	—
Contractual obligations	$514,138	$43,438	$61,513	$202,459	$73,325	$133,403
(i)Finance leases, included in equipment financing, are net of receivable on heavy equipment operating subleases of $2,249 (2023 - $2,249).
(ii)Operating leases are net of receivables on subleases of $999 (2023 - $333; 2024 - $666).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $53 (2023 - $18; 2024 - $35). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Management's Discussion and Analysis June 30, 2023	M-13	North American Construction Group Ltd.

Our total contractual obligations of $514.1 million as at June 30, 2023, decreased from $537.5 million as at December 31, 2022, primarily as a result of the decrease to the Credit Facility of $18.0 million, a decrease to supplier contracts of $5.5 million, and a decrease in convertible debentures of $3.4 million, offset by an increase to equipment financing of $3.2 million. We have no off-balance sheet arrangements.
Credit Facility
On September 20, 2022, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million, with the ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions and permits finance lease debt to a limit of $175.0 million. This amended agreement extended the maturity to October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at June 30, 2023, the Credit Facility had borrowings of $170.0 million (December 31, 2022 - $180.0 million) and $31.3 million in issued letters of credit (December 31, 2022 - $32.0 million). At June 30, 2023, our unused borrowing availability under the Credit Facility was $98.7 million (December 31, 2022 - $88.0 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at June 30, 2023, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
As disclosed in our Transaction Press Release with respect to our acquisition of MacKellar Group, we have entered into a commitment letter to amend and restate our Credit Facility to a senior revolving credit facility in the maximum amount of $450.0 million. This amended and restated facility is expected to permit finance lease debt to a limit of $300.0 million.
Debt ratings
On June 29, 2023, S&P Global Ratings ("S&P") withdrew our "B+" credit rating at our request. The outlook was "stable" at the time of the withdrawal. For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2022.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 21, 2023, there were 27,827,282 voting common shares outstanding, which included 1,087,954 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,418,362 common shares classified as treasury shares at June 30, 2023).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.

Management's Discussion and Analysis June 30, 2023	M-14	North American Construction Group Ltd.

Convertible debentures

	June 30, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.83	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding Common Shares, certain options, rights or warrants, cash dividends in an amount greater than $0.12 per Common Share for the 5.00% convertible debentures or $0.192 for the 5.50% convertible debentures, other reorganizations such as amalgamations or mergers, etc.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Corporation at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given.
The 5.00% convertible debentures are not redeemable by the company.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Swap Agreement
On October 5, 2022, we entered into a swap agreement on our common shares with a financial institution for investment purposes. During the three and six months ended June 30, 2023, we recognized an unrealized gain of $1,852 and $4,361, respectively, on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The TSX closing price of the shares as at June 30, 2023, was $25.35 (December 31, 2022 - $18.08), resulting in a fair value of $5,139 being recorded to other assets on the Consolidated Balance Sheets as at June 30, 2023. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. In Q2 2023, the expected maturity date of this agreement was extended from October 2023 to May 2024. No other terms or conditions changed.

Management's Discussion and Analysis June 30, 2023	M-15	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at June 30, 2023:

(dollars in thousands)	June 30, 2023	December 31, 2022
Remaining performance obligations per financial statements	$155,504	$52,526
Add: undefined committed volumes	133,815	516,311
Backlog(i)	$289,319	$568,837
Equity method investment backlog(i)	632,719	717,849
Combined Backlog(i)	$922,038	$1,286,686
(i)See "Non-GAAP Financial Measures".
Backlog decreased $279.5 million while combined backlog decreased by $364.6 million on a net basis, during the six months ended June 30, 2023.
Revenue generated from backlog during the six months ended June 30, 2023, was $364.8 million and we estimate that $222.2 million of our backlog reported above will be performed over the balance of 2023 (full year estimate of $587.0 million). For the year ended December 31, 2022, revenue generated from backlog was $433.6 million.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2022.
Changes in presentation
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes, and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization, and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.

Management's Discussion and Analysis June 30, 2023	M-16	North American Construction Group Ltd.

"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 4 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
“Combined backlog” is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

Management's Discussion and Analysis June 30, 2023	M-17	North American Construction Group Ltd.

"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense, and income taxes.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Growth capital" and "growth capital additions" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgage related to NACG Acheson Ltd., and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash)" represents net working capital, less the cash balance.
INTERNAL SYSTEMS AND PROCESSES

Management's Discussion and Analysis June 30, 2023	M-18	North American Construction Group Ltd.

Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of June 30, 2023, such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three and six months ended June 30, 2023, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2023, we had 208 salaried employees (June 30, 2022 - 195 salaried employees) and 1,617 hourly employees (June 30, 2022 - 1,576 hourly employees) in our western Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (June 30, 2022 - 83% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work, and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
For information regarding management's outlook for 2023, please refer to the press release issued immediately subsequent to the release of the 2023 Q2 Report.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.

Management's Discussion and Analysis June 30, 2023	M-19	North American Construction Group Ltd.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our belief that there is minimal risk in the collection of our trade receivables.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•commodity prices, in the markets we service, remaining stable and not dropping significantly for the remainder of 2023;
•oil sands production continuing to be resilient;
•continuing demand for heavy construction and earth-moving services, including that actual demand will exceed contractually committed demand at levels consistent with past experience;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects, and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency, and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2022, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2022, and risk factors highlighted in materials filed with the securities regulatory

Management's Discussion and Analysis June 30, 2023	M-20	North American Construction Group Ltd.

authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements, and composition of the Company's financial assets and liabilities held, non-trading physical assets, and contract portfolios. We have experienced no material change in market risk as of the quarter ended June 30, 2023. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2022.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2022, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

Management's Discussion and Analysis June 30, 2023	M-21	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2023	December 31, 2022
Assets
Current assets
Cash		$21,749	$69,144
Accounts receivable	3, 6	78,916	83,811
Contract assets	4(b)	10,688	15,802
Inventories	5	56,169	49,898
Prepaid expenses and deposits		9,526	10,587
Assets held for sale		869	1,117
		177,917	230,359
Property, plant and equipment, net of accumulated depreciation of $402,462 (December 31, 2022 – $387,358)		683,822	645,810
Operating lease right-of-use assets		13,542	14,739
Investments in affiliates and joint ventures	6	82,981	75,637
Other assets		6,779	5,808
Intangible assets		6,199	6,773
Deferred tax assets		77	387
Total assets		$971,317	$979,513
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$80,946	$102,549
Accrued liabilities		23,234	43,784
Contract liabilities	4(b)	—	1,411
Current portion of long-term debt	2, 7	42,319	42,089
Current portion of operating lease liabilities		1,937	2,470
		148,436	192,303
Long-term debt	2, 7	369,735	378,452
Operating lease liabilities		11,762	12,376
Other long-term obligations		24,488	18,576
Deferred tax liabilities		80,273	71,887
		634,694	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	8(a)	229,455	229,455
Treasury shares (June 30, 2023 - 1,418,362 (December 31, 2022 - 1,406,461))	8(a)	(16,701)	(16,438)
Additional paid-in capital		24,578	22,095
Retained earnings		99,347	70,501
Accumulated other comprehensive (loss) income		(56)	306
Shareholders' equity		336,623	305,919
Total liabilities and shareholders’ equity		$971,317	$979,513
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Revenue	4, 6	$193,573	$168,028	$436,178	$344,739
Cost of sales	2, 9	147,690	129,248	312,991	253,316
Depreciation		24,352	26,340	60,737	57,032
Gross profit		21,531	12,440	62,450	34,391
General and administrative expenses		11,974	5,052	26,153	11,284
(Gain) loss on disposal of property, plant and equipment		(713)	1,087	500	1,164
Operating income		10,270	6,301	35,797	21,943
Interest expense, net	10	7,511	5,565	14,822	10,247
Equity earnings in affiliates and joint ventures	6	(9,408)	(8,335)	(18,931)	(14,576)
Net realized and unrealized gain on derivative financial instruments	11(b)	(1,852)	—	(4,361)	—
Income before income taxes		14,019	9,071	44,267	26,272
Current income tax expense		567	335	1,703	497
Deferred income tax expense		1,190	1,222	8,456	4,704
Net income		$12,262	$7,514	$34,108	$21,071
Other comprehensive income
Unrealized foreign currency translation loss (gain)		417	(25)	362	(16)
Comprehensive income		$11,845	$7,539	$33,746	$21,087
Per share information
Basic net income per share	8(b)	$0.46	$0.27	$1.29	$0.75
Diluted net income per share	8(b)	$0.42	$0.25	$1.12	$0.69
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	21,071	—	21,071
Unrealized foreign currency translation gain	—	—	—	—	16	16
Dividends ($0.16 per share)	—	—	—	(4,536)	—	(4,536)
Share purchase program	(9,047)	—	(9,238)	—	—	(18,285)
Purchase of treasury shares	—	(195)	—	—	—	(195)
Stock-based compensation	—	—	2,332	—	—	2,332
Balance at June 30, 2022	$237,897	$(17,997)	$30,550	$28,398	$18	$278,866

Balance at December 31,2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	34,108	—	34,108
Unrealized foreign currency translation loss	—	—	—	—	(362)	(362)
Dividends ($0.20 per share)	—	—	—	(5,262)	—	(5,262)
Purchase of treasury shares	—	(263)	—	—	—	(263)
Stock-based compensation	—	—	2,483	—	—	2,483
Balance at June 30, 2023	$229,455	$(16,701)	$24,578	$99,347	$(56)	$336,623
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Cash provided by (used in):
Operating activities:
Net income		$12,262	$7,514	$34,108	$21,071
Adjustments to reconcile to net cash from operating activities:
Depreciation		24,352	26,340	60,737	57,032
Amortization of deferred financing costs	10	292	269	581	550
(Gain) loss on disposal of property, plant and equipment		(713)	1,087	500	1,164
Net realized and unrealized gain on derivative financial instruments		(1,852)	—	(4,361)	—
Stock-based compensation expense (benefit)		4,804	(1,844)	10,741	(567)
Equity earnings in affiliates and joint ventures	6	(9,408)	(8,335)	(18,931)	(14,576)
Cash settlement of deferred share units		(7,346)	—	(7,346)	—
Dividends and advances received from affiliates and joint ventures	6	3,889	7,577	8,166	8,973
Other adjustments to cash from operating activities		(325)	(457)	329	(124)
Deferred income tax expense		1,190	1,222	8,456	4,704
Net changes in non-cash working capital	12(b)	13,040	2,112	(20,971)	(18,557)
		40,185	35,485	72,009	59,670
Investing activities:
Purchase of property, plant and equipment		(38,419)	(27,121)	(74,915)	(52,386)
Additions to intangible assets		—	(1,043)	(2)	(2,616)
Proceeds on disposal of property, plant and equipment		1,842	1,527	3,040	2,045
Investment in affiliates and joint ventures	6	—	—	—	(163)
Net payment on the wind up of affiliates and joint ventures	6	—	—	(387)	—
Net repayments of loans from affiliates and joint ventures		(2,659)	1,545	(7,889)	1,217
		(39,236)	(25,092)	(80,153)	(51,903)
Financing activities:
Proceeds from long-term debt	7	40,000	23,400	40,000	43,400
Repayment of long-term debt	7	(31,674)	(22,401)	(73,907)	(34,172)
Dividends paid	8(d)	(2,621)	(2,277)	(4,719)	(3,415)
Share purchase program	8(c)	—	(17,417)	—	(18,285)
Purchase of treasury shares	8(a)	(147)	(128)	(263)	(195)
		5,558	(18,823)	(38,889)	(12,667)
Increase (decrease) in cash		6,507	(8,430)	(47,033)	(4,900)
Effect of exchange rate on changes in cash		(417)	25	(362)	16
Cash, beginning of period		15,659	20,122	69,144	16,601
Cash, end of period		$21,749	$11,717	$21,749	$11,717
Supplemental cash flow information (note 12(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2023
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
During the first quarter of 2023, the Company updated the presentation of finance lease obligations within the Consolidated Balance Sheets to be included in long-term debt. Within the long-term debt note, finance lease obligations, financing obligations, and promissory notes have been combined as equipment financing. Finance lease obligations are the finance lease liabilities recognized in accordance with the Company's lease policy which is disclosed in our Annual Report. Financing obligations arise when the Company finances its owned equipment. There has been no change in the Company’s accounting policy for finance lease obligations or change in the recognition or measurement of the related balances now recognized within long-term debt. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-5	North American Construction Group Ltd.

3. Accounts receivable

	June 30, 2023	December 31, 2022
Trade	$42,830	$39,625
Holdbacks	222	372
Accrued trade receivables	24,230	33,207
Contract receivables	$67,282	$73,204
Other	11,634	10,607
	$78,916	$83,811
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.
4. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Revenue by source
Operations support services	$174,507	$144,720	$403,964	$317,121
Equipment and component sales	14,306	20,267	23,665	24,577
Construction services	4,760	3,041	8,549	3,041
	$193,573	$168,028	$436,178	$344,739

Revenue by commercial terms
Time & materials	$130,767	$133,627	$272,828	$241,966
Unit price	60,393	32,002	154,551	97,571
Lump-sum	2,413	2,399	8,799	5,202
	$193,573	$168,028	$436,178	$344,739

Timing of revenue recognized
As-invoiced	$133,370	$144,311	$288,424	$264,750
Cost-to-cost percent complete	45,897	3,450	124,089	55,412
Point-in-time	14,306	20,267	23,665	24,577
	$193,573	$168,028	$436,178	$344,739
b) Contract balances
Contract assets:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Balance, beginning of period	$9,739	$10,702	$15,802	$9,759
Transferred to receivables from contract assets recognized at the beginning of the period	(9,739)	(2,780)	(15,802)	(6,053)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	8,784	(1,998)	8,784	2,218
Increases as a result of work completed, but not yet an unconditional right to consideration	1,904	3,982	1,904	3,982
Balance, end of period	$10,688	$9,906	$10,688	$9,906

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-6	North American Construction Group Ltd.

Contract liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Balance, beginning of period	$4	$1,648	$1,411	$3,349
Revenue recognized that was included in the contract liability balance at the beginning of the period	(4)	(1,648)	(1,411)	(3,349)
Increases due to cash received, excluding amounts recognized as revenue during the period	—	519	—	519
Balance, end of period	$—	$519	$—	$519
c) Transaction price allocated to the remaining performance obligations
For the six months remaining in 2023, the transaction price allocated to remaining performance obligations is $155,504. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
5. Inventories

	June 30, 2023	December 31, 2022
Repair parts	$29,750	$26,036
Tires and track frames	4,083	3,372
Fuel and lubricants	2,472	2,237
Parts and supplies	36,305	31,645
Parts, supplies and components for equipment rebuilds	14,556	14,899
Customer rebuild work in process	5,308	3,354
	$56,169	$49,898
6. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture ("NanJV")	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership ("DNSS")	49%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Balance, beginning of the period	$76,703	$60,478	$75,637	$55,974
Investments in affiliates and joint ventures	—	—	—	163
Share of net income	9,408	8,335	18,931	14,576
Dividends and advances received from affiliates and joint ventures	(3,889)	(7,577)	(10,379)	(8,973)
Intercompany eliminations	759	(1,475)	(1,208)	(1,979)
Balance, end of the period	$82,981	$59,761	$82,981	$59,761

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-7	North American Construction Group Ltd.

On January 1, 2023, the Dene North Site Services ("DNSS") partnership was dissolved and commenced wind up activities. The Company purchased equipment from the partnership for $2,600, offset by the receipt of final cash distributions of $2,213, resulting in a net cash outflow of $387.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$13,752	$1,244	$74,546	$338	$89,880
Other current assets	74,089	36,475	5,757	3,315	119,636
Non-current assets	16,715	34,587	128,422	10,263	189,987
Total assets	$104,556	$72,306	$208,725	$13,916	$399,503
Liabilities
Current liabilities	$35,120	$37,921	$98,317	$844	$172,202
Non-current liabilities	12,375	28,079	97,455	6,411	144,320
Total liabilities	$47,495	$66,000	$195,772	$7,255	$316,522
Net investments in affiliates and joint ventures	$57,061	$6,306	$12,953	$6,661	$82,981

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$6,559	$1,467	$81,326	$800	$90,152
Other current assets	82,147	41,820	1,776	3,495	129,238
Non-current assets	18,422	27,428	93,007	12,510	151,367
Total assets	$107,128	$70,715	$176,109	$16,805	$370,757
Liabilities
Current liabilities	$40,382	$43,381	$78,457	$1,529	$163,749
Non-current liabilities	12,942	22,195	89,907	6,327	131,371
Total liabilities	$53,324	$65,576	$168,364	$7,856	$295,120
Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637
Included within our portion of Nuna's June 30, 2023 current assets are NanJV contract assets of $20,216 from variable consideration related to unpriced contract modifications.
Statements of Operations

Three months ended June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$50,032	$91,204	$15,265	$1,984	$158,485
Gross profit	6,648	3,517	4,201	297	14,663
Income before taxes	2,280	2,769	4,089	958	10,096
Net income	$1,635	$2,769	$4,046	$958	$9,408

Three months ended June 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$50,402	$66,230	$6,380	$2,762	$125,774
Gross profit	6,727	1,590	595	487	9,399
Income before taxes	4,350	1,369	2,781	315	8,815
Net income	$3,870	$1,369	$2,781	$315	$8,335

Six months ended June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$106,609	$209,399	$28,565	$3,397	$347,970
Gross profit	13,695	7,467	8,010	310	29,482
Income before taxes	7,452	5,887	5,539	900	19,778
Net income	$6,683	$5,887	$5,461	$900	$18,931

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-8	North American Construction Group Ltd.

Six months ended June 30, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$92,969	$132,633	$20,423	$5,179	$251,204
Gross profit	14,016	3,192	1,801	947	19,956
Income before taxes	9,667	2,779	2,679	621	15,746
Net income	$8,497	$2,779	$2,679	$621	$14,576
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured, and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	June 30, 2023	December 31, 2022
Accounts receivable	$60,527	$65,294
Other assets	224	2,444
Accounts payable and accrued liabilities	300	13,773
In addition to participation in the joint ventures, the Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended June 30, 2023, and 2022, revenue earned from these services was $176,801 and $137,089, respectively. For the six months ended June 30, 2023, and 2022, revenue earned from these services was $404,470 and $268,058, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At June 30, 2023, MNALP had recorded accounts receivable of $63,433 on their balance sheet (December 31, 2022 – $66,680).
7. Long-term debt

	Note	June 30, 2023	December 31, 2022
Credit Facility	7(a)	$170,000	$180,000
Convertible debentures	7(b)	129,750	129,750
Equipment financing	7(c)	87,421	85,931
Mortgage		28,833	29,231
		$416,004	$424,912
Unamortized deferred financing costs		(3,950)	(4,371)
		$412,054	$420,541
Less: current portion of long-term debt		(42,319)	(42,089)
		$369,735	$378,452
a) Credit Facility
The Company has an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement matures on October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by the Company to certain joint ventures.
As at June 30, 2023, there was $31.3 million (December 31, 2022 - $32.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $98.7 million (December 31, 2022 - $88.0 million).

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-9	North American Construction Group Ltd.

As at June 30, 2023, there was $27.3 million in borrowing availability under finance lease obligations (December 31, 2022 - $46.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at June 30, 2023, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada ("BDC") mortgage.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $110.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at June 30, 2023, the Company has provided guarantees on this facility of $68.4 million (December 31, 2022 - $53.4 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded in relation to this guarantee.
The Company also acts as guarantor for equipment leases of Nuna Logistics Ltd. ("NLL"), an affiliate of the Company, to avail more favourable financing terms. As at June 30, 2023, NLL had an outstanding balance of $0.2 million under this arrangement (December 31, 2022 - $0.3 million). At this time, there have been no instances or indication that payments will not be made by NLL. Therefore, no liability has been recorded in relation to this guarantee.
b) Convertible debentures

	June 30, 2023	December 31, 2022
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.83	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. On and after June 30, 2024, and prior to June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price on the date on which notice of the redemption is given. On or

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-10	North American Construction Group Ltd.

after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
c) Equipment financing

	June 30, 2023	December 31, 2022
Finance lease obligations	$53,583	$41,804
Financing obligations	25,525	32,889
Promissory notes	8,313	11,238
	$87,421	$85,931

	Three months ended		Six months ended
	June 30, 2023		June 30, 2023
	Additions	Payments	Additions	Payments
Finance lease obligations	$7,979	$(6,107)	$24,999	$(13,220)
Financing obligations	—	(3,898)	—	(7,364)
Promissory notes	—	(1,469)	—	(2,925)
	$7,979	$(11,474)	$24,999	$(23,509)

	Three months ended		Six months ended
	June 30, 2022		June 30, 2022
	Additions	Payments	Additions	Payments
Finance lease obligations	$—	$(6,801)	$8,695	$(13,706)
Financing obligations	—	(4,108)	—	(7,577)
Promissory notes	3,400	(1,300)	3,400	(2,511)
	$3,400	$(12,209)	$12,095	$(23,794)
8. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Purchase of treasury shares	—	(11,901)	(11,901)
Issued and outstanding as at June 30, 2023	27,827,282	(1,418,362)	26,408,920

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-11	North American Construction Group Ltd.

b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Net income	$12,262	$7,514	$34,108	$21,071
Interest from convertible debentures (after tax)	1,462	—	2,955	2,919
Diluted net income available to common shareholders	$13,724	$7,514	$37,063	$23,990

Weighted-average number of common shares	26,409,357	27,968,510	26,412,164	28,196,369
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,417,925	1,574,180	1,415,118	1,571,020
Dilutive effect of 5.00% convertible debentures	2,129,307	—	2,129,307	2,095,236
Dilutive effect of 5.50% convertible debentures	3,051,020	—	3,051,020	3,020,199
Weighted-average number of diluted common shares	33,007,609	29,542,690	33,007,609	34,882,824

Basic net income per share	$0.46	$0.27	$1.29	$0.75
Diluted net income per share	$0.42	$0.25	$1.12	$0.69
For the three months ended June 30, 2023, all securities were dilutive. For the three months ended June 30, 2022, there were 2,095,236 and 3,020,199 shares issuable on conversion of the 5.00% and 5.50% convertible debentures, respectively, that were considered anti-dilutive and therefore not considered in computing diluted net income per share.
For the six months ended June 30, 2023, and 2022, all securities were dilutive.
c) Share purchase program
On April 11, 2022, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete with the purchase and cancellation of the maximum number of shares.
During the six months ended June 30, 2022, the Company purchased and subsequently cancelled 82,592 shares under another NCIB which commenced on April 9, 2021, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816. This NCIB terminated April 8, 2022.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277
Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,259
Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127
Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
9. Cost of sales

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Salaries, wages, & benefits	$69,682	$53,806	$137,706	$113,496
Repair parts & consumable supplies	43,183	28,978	92,668	53,543
Subcontractor services	17,762	19,835	50,372	38,331
Equipment & component sales	10,914	18,200	17,643	23,593
Third-party rentals	3,170	3,765	6,867	11,840
Fuel	1,140	3,101	3,785	9,158
Other	1,839	1,563	3,950	3,355
	$147,690	$129,248	$312,991	$253,316

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-12	North American Construction Group Ltd.

10. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Credit Facility	$3,752	$1,753	$6,410	$3,182
Convertible debentures	1,727	1,710	3,419	3,402
Interest on customer supply chain financing	920	282	2,150	510
Equipment financing	819	890	1,625	1,781
Mortgage	163	252	493	506
Amortization of deferred financing costs	292	269	581	550
Interest expense	$7,673	$5,156	$14,678	$9,931
Other interest (income) expense, net	(162)	409	144	316
	$7,511	$5,565	$14,822	$10,247
11. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability (included in accrued liabilities and other long-term obligations), accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	150,686	129,750	131,795
Financing obligations	Level 2	25,525	24,133	32,889	30,783
Mortgage	Level 2	28,833	22,931	29,231	24,329

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-13	North American Construction Group Ltd.

b) Swap agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three and six months ended June 30, 2023, the Company recognized an unrealized gain of $1,852 and $4,361, respectively, on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 458,400 shares at a par value of $18.94 (December 31, 2022 - 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84). The TSX closing price of the shares as at June 30, 2023, was $25.35 (December 31, 2022 - $18.08), resulting in a fair value of $5,139 being recorded to other assets on the Interim Consolidated Balance Sheets as at June 30, 2023. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income. In Q2 2023, the expected maturity date of this agreement was extended from October 2023 to May 2024. No other terms or conditions changed.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also significantly mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $158,485 and $347,970, respectively, for the three and six months ended June 30, 2023 ($125,774 and $251,204, respectively, for the three and six months ended June 30, 2022) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Customer A	31%	34%	31%	33%
Customer B	28%	19%	25%	21%
Customer C	20%	20%	23%	22%
Customer D	11%	13%	13%	15%
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is protected, to a large extent, against inflation risk given the contracts in place contain annual contractual price increases but with the cost increases experienced at operating sites, the timing of contractual price increases poses a short-term risk to financial results. This risk is primarily due to the public reporting of index values, used to calculate the contractual price increases, lagging actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-14	North American Construction Group Ltd.

12. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cash paid during the period for:
Interest	$8,353	$5,845	$15,277	$9,762
Income taxes	1,282	—	1,370	—
Cash received during the period for:
Interest	60	14	358	21
Operating subleases included in cash from operations	1,796	1,840	3,592	3,875
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	7,979	—	24,999	8,695
Increase in assets held for sale, offset by property, plant and equipment	1,610	2,363	3,281	2,448
Non-cash working capital exclusions:
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	—	—	—	639
Net decrease in accrued liabilities related to the current portion of deferred stock units liability	6,151	—	5,099	—
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	(1,439)	(101)	(1,439)	(1,193)
Net (increase) decrease in accrued liabilities related to taxes payable	(26)	18	240	(350)
Net (increase) decrease in accrued liabilities related to dividend payable	(20)	18	(543)	(1,121)
Net decrease in accounts payable related to loans from affiliates and joint ventures	6,000	—	13,500	—
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating activities:
Accounts receivable	$13,389	$(9,455)	$4,895	$1,627
Contract assets	(949)	796	5,114	(147)
Inventories	(2,905)	6,627	(6,271)	(2,858)
Contract costs	—	877	—	1,530
Prepaid expenses and deposits	994	192	1,998	2,642
Accounts payable	5,569	8,580	(8,103)	(2,606)
Accrued liabilities	(3,054)	(4,376)	(17,193)	(15,915)
Contract liabilities	(4)	(1,129)	(1,411)	(2,830)
	$13,040	$2,112	$(20,971)	$(18,557)
13. Subsequent events
On July 26, 2023, the Company announced it has entered into a definitive purchase and sale agreement to acquire the equipment fleet and related assets of MacKellar Group, a privately-owned heavy earthworks company based in Australia, for approximate consideration of $395 million. The transaction is expected to close in the fourth quarter of 2023.
On July 26, 2023, the Company has entered into a commitment letter to amend and restate our Credit Facility to a senior revolving credit facility in the maximum amount of $450.0 million. This amended and restated facility is expected to permit finance lease debt to a limit of $300.0 million.

Interim Consolidated Financial Statements (Unaudited) June 30, 2023	F-15	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2023.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2023, and ended on June 30, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 26, 2023

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2023.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2023, and ended on June 30, 2023, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 26, 2023

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer